Exhibit 14.3

CODE OF ETHICS FOR DIRECTORS AND OFFICERS

Officers and directors of Angiotech are expected to abide by the highest standards of ethical conduct and to act honestly and in good faith with a view to the best interests of Angiotech and its shareholders. In so doing, as an officer or director I acknowledge I am expected specifically to:

1. Maintain integrity and credibility in my personal and professional life by carrying out the duties of my office in accordance with the highest legal and ethical standards.

2. Avoid in my personal and professional life the appearance of impropriety in the conduct of the duties of my office.

3. Represent myself in my personal and professional life in a reputable and dignified manner that reflects the standard of ethical conduct required by Angiotech.

4. Avoid in my personal and professional life any relationships that might affect, or be perceived as potentially affecting, my ethical conduct in the course of carrying out the duties of my office (including a relationship that may create, or create the appearance of, a conflict of interest).

5. Not use confidential information acquired in the course of the duties of my office either for my personal advantage or for the advantage of others.

6. Honour my obligation to serve the best interests of Angiotech and its shareholders by exercising the care, diligence and skill necessary to conduct its affairs appropriately, including, if a director, upholding the guidelines set out in the Company’s Charter of Director Governance and Expectations.

7. Recognize that the integrity of the capital markets is based on consistently honest and just actions by its participants, the conformity to market regulation, and the transparency of credible financial and non-financial corporate information, and will to the best of my ability work to ensure that Angiotech acts in such a manner consistent with such principles.

8. Take such action as is appropriate to confirm that Angiotech provides full, fair, accurate, timely, and understandable disclosure in reports and documents that it files with or submits to public regulatory bodies, and that Angiotech complies with applicable governmental laws, rules and regulations.

9. Maintain the confidentiality of information acquired in the course of carrying out the duties of my office.

10. Report promptly to the Independent Chairman of the Board of Directors of Angiotech if I become aware of fraudulent or illegal acts within Angiotech or a breach of this Code of Ethics by any director or officer of Angiotech, including my own acts.

11. Provide the leadership, supervision and support for the employees, collaborators and other agents of Angiotech to uphold the principles articulated in this Code of Ethics.

This Code of Ethics applies to all directors and officers of Angiotech. A person to whom this Code of Ethics applies will be deemed to have breached it by way of being sanctioned by a governmental agency or judicial body for violating laws or regulations affecting the performance of his or her duties of office or by a finding of the Board of Directors of Angiotech. Any person with power to influence or control the direction or management, policies or activities of the sanctioned person, who was aware that a breach of the Code of Ethics was likely to occur and failed to take appropriate steps to prevent such an act from occurring, will be deemed to have also breached the Code of Ethics. Any person found breaching the Code of Ethics will, in addition to any regulatory or judicial sanction, receive sanctions from the Company, including possible suspension or termination of employment.